

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 14, 2015

Via E-mail
John R. Haddock
Chief Financial Officer, Executive Vice President and Secretary
First Security Group
531 Broad Street
Chattanooga, TN 37402

> **Re: First Security Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 000-49747**

Dear Mr. Haddock:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services I